July 22, 2024

Via EDGAR Submission

Ms. Aamira Chaudhry

Mr. Doug Jones

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xponential Fitness, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-40638

Dear Ms. Chaudhry and Mr. Jones:

Xponential Fitness, Inc., a Delaware corporation (the “Company”), submits to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) this further response to the Staff’s letters, dated April 23, 2024 and June 20, 2024 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023 (the “Form 10-K”) (File No. 001-40638). Pursuant to prior correspondence, the Company was granted an extension to respond until July 22, 2024, which the Company gratefully appreciates.

For ease of reference, each comment contained in the Comment Letter is printed below in italics and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Form 10-K or the Form 10-Q. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the form 10-K or the form 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2023

Key Performance Indicators, page 64

1. You newly disclose the number of “studios no longer operating.” Please explain to us and disclose the exact status of theses studios. If these studios are not considered to be closed, explain to us if you ever determine a studio to be closed and if so your basis for such determination. In your response to prior comment 1 you state you do not use “closed studios” as a key performance indicator. Nevertheless, explain to us why you believe it is not useful to disclose to investors the number of studios closed.

Response: Currently, the Company has more than 3,100 operating studios, virtually all of which are small businesses operated by independent franchisees. Each operating franchisee typically has a physical studio, an operating license, and a designated territory. From time-to-time economic or other conditions can cause a franchisee to suspend studio operations. The Company may work with its franchisees to offer assistance, including relocation or transfer of ownership. These situations have been viewed more as a temporary suspension of operations, as opposed to a permanent closure. During a transfer of ownership, if a new owner is not found and approved, in a reasonable amount of time, typically nine months, or there is other indicia of closure as determined by Company management, the studio is deemed to be “no longer operating.” In Xponential’s view, permanent closure and “no longer operating” are synonymous.

Historically, the Company’s strategy was not to allow studios to permanently close, by instead reacquiring its franchise studios where the franchisee intended to cease operations, or assisting franchisees in finding a buyer for the studio. Therefore, we did not have any significant periods of time where studios were not operating. As previously disclosed, in its earnings calls for the second and third quarters of 2023 (held August 3, 2023 and November 7, 2023), the Company’s strategy changed such that it would no longer acquire and directly operate studios that the franchisee owner would otherwise cease operating. As a result, the Company added disclosure of the number of studios no longer operating to its 10-Q beginning Q2 2023.

2. You disclose the number of studios opened is the same as the number of studios operated/operating. You also disclose a studio is considered no longer operating and excluded from the total number of studios operating if it has no sales for nine consecutive months or more. From this it appears the number of studios opened/operated/operating at the end of each period presented includes studios that have not generated revenue for a period of less than nine consecutive months. Please explain to us and disclose why you consider studios as opened/operated/operating when they are not generating any revenue. Also tell us the number of these studios included in the number of studios opened/operated/operating at the end of each period presented.

Response: The Company monitors studios not generating revenue or no longer holding classes and considers whether they should be included in the “no longer operating” disclosure, and removed from the calculation of studios operating in the period. As discussed above, if there is sufficient evidence that a studio has closed permanently, it will be designated as no longer operating. Regardless, if this lack of revenue persists over nine months, the studio would be deemed as no longer operating. For each period presented closures of less than nine months were viewed as temporary as they were often in transition or had short-term challenges. As such, they remained in the operating category. The number of studios not generating revenue for a period of less than nine consecutive months that were included in the number of opened/operated/operating at the end of each period presented generally represents less than 5% of all opened/operated/operating studios reported for each such period.

3. Please explain to us and disclose as appropriate when and how you determine a franchised studio to be considered no longer operating. In doing so tell us what communication/interaction you have with the franchisee regarding the status of the operation of the studio in jeopardy of becoming nonoperating before and after a studio first does not generate revenue. Additionally, tell us why you believe it is appropriate to wait nine months before you determine a studio to be nonoperating.

Response: See our response above. The Company has regular communication with all its franchisees, and, generally speaking, franchisees designated as a non-operating status (either by not holding classes or not generating revenue) often will proactively seek advice and support from the Company as franchisor. The Company also uses internal monitoring tools to identify studios that are not generating meaningful revenue and/or not offering classes, and Company management then reaches out to franchisees to offer support. It is in both the Company and the franchisee’s best interests to find solutions to maintain business continuity and ensure that classes continue to be offered, and studios continue to generate revenue.

With respect to the second question, based on the Company’s experience interacting with these small businesses, and the historical time required to find a new operator or location, and complete the construction process, the Company determined that nine months was a reasonable time period to determine whether a studio is, in fact, non operating.

4. You disclose “If a studio deemed to be no longer operating subsequently generates sales at a future date, it re-enters the operating studio count.” For purposes of reentering the operating studio count, please tell us how you define “sales.” Also, tell us if there is a level or period of sales to be achieved before the previously deemed nonoperating studio is again considered to be operating. If not, explain why it is appropriate to consider a previously deemed nonoperating studio to be considered operating with a nominal amount or brief period of activity.

Response: The Company generally defines an operating studio as one holding at least one class in a month and generating some amount of revenue during the reported period. While there is not a threshold of revenue that must be met, the Company will not treat the studio as operational without sufficient evidence of an ongoing or new business with memberships and regular classes.

Sincerely,

/s/ Rick Zakhar

Vice President of Legal Affairs – Corporate & Securities

cc: John Meloun, Xponential Fitness, Inc.